

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 10, 2023

Robert Groesbeck
Co-Chief Executive Officer
Planet 13 Holdings Inc.
2548 West Desert Inn Road, Suite 100
Las Vegas, NV 89109

Larry Scheffler
Co-Chief Executive Officer
Planet 13 Holdings Inc.
2548 West Desert Inn Road, Suite 100
Las Vegas, NV 89109

> **Re: Planet 13 Holdings Inc.**
> **Registration Statement on Form S-3**
> **Filed October 2, 2023**
> **File No. 333-274829**

Dear Robert Groesbeck:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Nicholas O'Leary at 202-551-4451 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Kevin Roggow, Esq.